UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004
Commission File Number 0-99

PETROLEOS MEXICANOS

        (Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

        (Translation of registrant’s name into English)

United Mexican States

        (Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311 Mexico

        (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X                 Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes         No    X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes         No    X

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

For more information contact:
Investor Relations (5255) 1944 9700
Esteban Levin  elevin@dcf.pemex.com
Celina Torres  ctorresu@dcf.pemex.com
David Ruelas  druelas@dcf.pemex.com
Rolando Galindo  rgalindog@dcf.pemex.com

May 4, 2004

Pemex audited financial results report as of December 31, 2003 in accordance with Bulletin B-10

Financial highlights	Pemex, Mexico’s oil and gas company and the world’s 8th largest integrated oil and gas company[1], announced its audited consolidated financial results for the twelve months ending December 31, 2003 as calculated in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP), giving effect to Bulletin B-10 for the treatment of inflation.
Total sales rose 21%, compared to 2002, reaching Ps. 625.4 billion (US$55.7 billion)[2]
Crude oil exports averaged 1,844 Mbd, up 8%
Income before taxes and duties increased 17% to Ps. 339.8 billion (US$30.2 billion)
Net loss in 2003 increased 65% to Ps. 40.6 billion (US$3.6 billion)

Table 1

__________________________
1 According to the Petroleum Intelligence Weekly Ranking 2003.
2 Amounts in US dollars are translated at the December 31, 2003 exchange rate of Ps. 11.236 per US dollar.

Pemex	Investor Relations

Operational highlights	Total hydrocarbons production during 2003 amounted to 4,756 thousand barrels of crude oil equivalent per day, 5% greater than the production achieved in 2002:
Crude oil production increased 6% and hit a new record high totaling 3,371 thousand barrels per day (Mbd)
Natural gas production rose 2% to 4,498 million cubic feet per day (MMcfd)
Natural gas liquids production increased 3% to 418 Mbd
As of December 31, 2003, Mexico’s proved oil and gas reserves were 18.9 billion barrels of crude oil equivalent (MMMboe).

Operating items

Exploration and production

Record production levels	In 2003, thanks to its extensive investment program, Pemex increased its crude oil production by 6% and reversed the declining trend in the production of natural gas observed since 1999. Similarly, Pemex attained new record high on the annual average daily crude oil production, reaching 3,371 Mbd.

Drilling activity	Moreover, and aligned with the objectives of increasing total reserves and improving the reserves’ replacement ratio, during 2003 exploratory and development wells climbed 60% and 25%, respectively, compared to 2002.

Drilling activity from 2000 to 2003 can be summarized as follows:

Figure 1

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Hydrocarbon reserves	As of December 31, 2003, Mexico’s proved hydrocarbon reserves totaled 18.9 MMMboe.

The net reduction of proved reserves in 2003 equaled 1,182 million barrels of crude oil equivalent (MMboe). This was a result of an accumulated annual production of 1,587 MMboe and an increment of proved reserves of 405 MMboe.

The addition of 405 MMboe of proved reserves was given by a 152 MMboe resulting from new developments and 253 MMboe from a positive revaluation of existing reserves. Accordingly, the proved reserves replacement ratio, including new developments and revaluations, was 26%.

The reserves data set forth herein represents only estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate depends on the quality of available data, engineering and geological interpretation and judgment. As a result, estimates of different engineers may vary. In addition, the results of drilling, testing and production subsequent to the data of an estimate may justify revision of an estimate.

In September 2002 Pemex announced a revision of Mexico’s oil and natural gas reserves, as a result of the adoption of the Securities and Exchange Commission (SEC) criteria for proved reserves.

Multiple Services Contracts	By the end of January 2004, five of the seven blocks offered under the Multiple Services Contracts (MSC) mechanism were awarded: Reynosa-Monterrey, Cuervito, Mision, Fronterizo and Olmos. The total expected investment of these five contracts is US$4.3 billion.

Leveraging on the efficiency of private contractors, the MSC’s are expected to provide Pemex with substantial savings over their lives.

No proposals were presented on last year’s November 5th and 12th bidding processes for the Corindón-Pandura and Ricos blocks. Pemex is evaluating its options for re-bidding these two blocks.

Table 2
Award date	Block	Contractor	Expected investment amount (US$million)
October 16, 2003	Reynosa-Monterrey	Repsol	2,437
October 23, 2003	Cuervito	Petrobras, Teikoku Oil. Co., Ltd. and D&S Petroleum	260
October 30, 2003	Misión	Industrial Perforadora de Campeche and Tecpetrol	1,036
November 19, 2003	Fronterizo	Petrobras, Teikoku Oil. Co., Ltd. and D&S Petroleum	265
January 15, 2004	Olmos	Lewis Energy Group	344

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Pemex	Investor Relations

Gas and basic petrochemicals

Gas processing and distribution	Continuing with its efforts to ensure a sufficient and timely supply of natural gas in Mexico, during 2003 Pemex completed the construction of three processing plants at the Arenque complex (a sweetening plant, a modular cryogenic plant and a sulfur recovery plant). These will permit processing the gas available in the Altamira region in northeastern Mexico.

In March, Pemex began operating an 85-mile and 30-inch pipeline which interconnects the Kinder Morgan system with the Pemex system and has a transportation capacity of 375 MMcfd. With this additional capacity, Pemex will be able to deliver natural gas to the power stations in the Huinalá region, in northern Mexico.

In November, Pemex began operations of the distribution system Estación 19 — San Fernando, a 71-mile and 36-inch pipeline, which will allow increasing the north-south distribution of natural gas in Mexico from 650 MMcfd to 1,000 MMcfd.

Finally, and consistent with Pemex’s commitment to the environment, in August the company started operations of a new sulfur recovery plant in the Poza Rica Complex. All of Pemex’s sulfur processing plants’ emissions comply with Mexican regulations and are below the limit established by the Environmental Protection Agency in the United States.

Refining

Minatitlán	In December 2003, Pemex began the revamping of the Minatitlán refinery. This project is expected to conclude in August 2008 at an estimated investment cost of US$1.3 billion. The project’s objectives are to increase production of gasoline, diesel and jet fuel by approximately 98, 43 and 5 Mbd, respectively.

Projects completed	During the year, Pemex completed the following projects:

	•	A coker plant at the Cadereyta refinery
	•	A naphtha hydrodesulfuration plant and a butanes isomerization plant at the Madero refinery
	•	A pipeline from Nuevo Teapa, in southeastern Mexico, to the Madero and Cadereyta refineries in northern Mexico
	•	A pipeline from the Cadereyta refinery to Reynosa, and to the border town of Matamoros
	•	A marginal pier in the city of Progreso, in the state of Yucatán

The completion of the above projects is partially shown in the 2003 results, and will be significantly reflected in 2004 results.

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Pemex	Investor Relations

Refined products	During 2003, crude oil processing increased 3.2%, or 40 Mbd, as compared to 2002. Accordingly, production of refined products increased 5% to 1,555 Mbd. In particular, during 2003 gasoline and diesel production increased 11.7% and 15.3% respectively.

Refining margin	The refining margin improved 52%, from US$1.77 per barrel in 2002 to US$2.69 per barrel in 2003. This is due to the enhancement of Pemex’s process capacity, resulted from the revamping of its refineries and higher refined petroleum products prices.

Franchises	In 2003, the number of franchise gas stations grew to 5,979 from 5,562 in 2002.

Petrochemicals

Petrochemical facilities	In order to foster efficiency and enhance the value added of the production of petrochemicals, during 2003, Pemex:

	•	Completed the first stage of improvements to the Morelos and La Cangrejera petrochemical centers. As a result of this, ethylene production is expected to increase by about 200 thousand tons (Mt)
	•	Resumed production of paraxylene, a key component of polyethylene terephtalate (PET), at La Cangrejera
	•	Started operations of a high-density polyethylene (switch) plant with a production capacity of 100 Mt
	•	Modified the process of aromatics in order to produce simultaneously heptanes and hexane or iso-hexane. Beforehand, it was only possible to produce heptanes and hexane

In 2004, Pemex expects to complete the expansion of a vinyl chloride plant at the Pajaritos petrochemical center from 200 Mt to 405 Mt.

Petrochemicals production	During 2003, total petrochemicals production rose by 4%, to 10,296 Mt, compared to 9,880 Mt in 2002.

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International trade3

Record level of crude oil exports	In 2003, Pemex accomplished a new annual record level of crude oil exports, averaging 1,844 Mbd, 8% higher than in 2002. Of this amount, approximately 87% consisted of heavy crude oil and the rest of light and extra-light crude oils.

78% of the total crude oil exports were allocated to the United States, while the remaining 22% was distributed to Europe, the Far East, and to the rest of America.

During the year, the weighted average export price of the Mexican crude oil basket was US$24.81 per barrel, compared to US$21.37 per barrel in 2002.

In 2003, imports of refined products declined 18%, compared to 2002, to 287 Mbd, while imports of petrochemicals climbed 80% to 532 Mt. Natural gas imports ascended to 757 MMcfd, compared to 592 MMcfd in 2002.

2003 financial results

Inflationary restatement	Pemex has fully adopted the standards established by Bulletin B-10 under Mexican Generally Accepted Accounting Principles (MEXGAAP) for the evaluation and presentation of financial information in an inflationary environment. Accordingly, the audited financial statements for the years 2002 and 2003 presented herein consider this effect and reflect the restatement of Pemex’s results to constant Mexican pesos at December 31, 2003.

It is worth mentioning that, in Pemex’s preliminary unaudited financial results report of December 31, 2003, published in February 27, 2004, the financial information corresponding to the year 2002 did not incorporate the effects of the Bulletin B-10, whereas the financial information for 2003 did so.

Total sales

Total sales	Total sales Pemex reported total sales (including the special tax on production and services, IEPS) of Ps. 625.4 billion (US$55.7 billion) for 2003, compared to Ps. 514.8 billion in 2002. This represents an increase of 21% in annual terms.

_________________________
3 Source: PMI.

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Pemex	Investor Relations

Domestic sales	Total domestic sales (including IEPS) were Ps. 387.2 billion (US$34.5 billion), which represents a 15% increase with respect to 2002 domestic sales (Ps. 336.1 billion). During 2003, the principal segments were

	•	Sales of refined products in the domestic market without IEPS were Ps. 222.9 billion (US$19.8 billion), on a volume of 1,684 Mbd. The IEPS tax collected on those sales totaled Ps. 94.1 billion (US$8.4 billion)
	•	Natural gas sales were Ps. 51.9 billion (US$4.6 billion), on a volume of 2,621 MMcfd
	•	Petrochemical sales were Ps. 12.2 billion (US$1.1 billion), on a volume of 3,144 Mt
	•	Effect of the inflationary restatement of the domestic sales in accordance with the Bulletin B-10 of Ps. 6.1 billion (US$0.5 billion)

The 15% increase in domestic sales revenue reflects unit price increases as well as higher volumes.

Exports	Export sales were Ps. 238.2 billion (US$21.2 billion), an increase of 33% from Ps. 178.8 billion in 2002. Export sales increased as a result of higher prices for the Mexican crude oil export mix, an increase in sales volumes, and the depreciation of the peso against the dollar.

Costs and operating expenses

Costs and expenses grew 18%	Costs and operating expenses increased 18%, with respect to 2002, reaching Ps. 257.9 billion (US$23 billion).

Cost of sales	Cost of sales increased 23%, (Ps. 38.4 billion) compared to 2002, reaching Ps. 207.1 billion (US$18.4 billion) in 2003. The increase is mainly integrated by the following variations:

	•	Ps. 11.2 billion (US$1.billion) in maintenance costs
	•	Ps. 18.6 billion (US$1.7 billion) in product purchases - especially natural gas imports -
	•	Ps. 6.7 billion (US$0.6 billion) in depreciation and amortization expenses

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Pemex	Investor Relations

Operating expenses	Transportation and distribution expenses decreased 3% from Ps. 16 billion in 2002 to Ps. 15.5 billion in 2003 (US$1.4 billion).

Administrative expenses increased 2% from Ps. 34.4 billion in 2002 to Ps. 35.2 billion in 2003 (US$3.1 billion).

Cost of the reserve for retirement payments, pensions and indemnities decreased 2% from Ps. 39.7 billion in 2002 to Ps. 38.9 billion in 2003 (US$3.5 billion). This cost is distributed amongst the cost of sales, the transportation and distribution expenses and the administrative expenses.

Operating Income

Higher income before taxes	The operating income totaled Ps. 367.6 billion (US$32.7 billion), 24% higher than the comparable figure of 2002, Ps. 295.7 billion.

Comprehensive financing cost

Increase of 393%	The comprehensive financing cost rose 393% from 2002 to 2003. The main cause of this increment is the effect of the foreign exchange fluctuation of the company’s debt. In absolute terms, this account increased from Ps. 6.2 billion in 2002, to Ps. 30.7 billion (US$2.7 billion) in 2003.

Net interest	Net interest expense increased 14%, to Ps. 16.7 billion (US$1.5 billion) in 2003 from Ps.14.7 billion in 2002.

Foreign exchange loss	The foreign exchange loss in 2003, reached Ps. 25.5 billion (US$2.3 billion), rising 476% from Ps. 4.4 billion in 2002.

Monetary gain	The monetary gain for 2003 was Ps. 11.5 billion (US$1 billion), 11% less than the registered in 2002 of Ps. 12.9 billion.

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Table 3

Other expenses (revenues)

Other revenues	During 2003, there was a positive impact in the net balance of the account other expenses (revenues). The Ps. 3.1 billion (US$0.3 billion) increase was mainly a result of PMI trading activities.

Income before taxes and duties

Income before taxes	Income before taxes and duties was Ps. 339.8 billion (US$30.2 billion) in 2003, 17% higher than the Ps. 289.4 billion recorded in 2002.

Taxes and duties

Same increase as total sales	Pemex's taxes and duties payment is equivalent to 60.8% of its total sales plus the excess gains duties. During 2003, taxes and duties (including IEPS) increased 22%, to Ps. 382.4 billion (US$34 billion) from Ps. 314 billion in 2002, due to an increase in total sales.

Excess gains duties	Pemex paid Ps. 18.7 billion (US$1.7 billion) in excess gains duties in 2003, which represents a 39.2% tax on crude oil export revenues above the Mexican government’s crude oil price budgetary assumption of US$18.35 per barrel for 2003. In 2002, Pemex paid Ps. 13.8 billion in excess gains duties.

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Pemex	Investor Relations

Table 4

Net loss

Net loss	In 2003, Pemex reported a net loss of Ps. 40.6 billion (US$3.6 billion), 65% higher than the net loss registered in 2002 of Ps. 24.6 billion.

The increase of Ps. 16 billion (US$1.4 billion) in the net loss is explained by:

	•	The increase in total sales of Ps. 110.6 billion (US$9.8 billion)
	•	The increase in costs and operating expenses of Ps. 38.7 billion (US$3.4 billion)
	•	The increase in the comprehensive financing cost of Ps. 24.5 billion (US$2.2 billion)
	•	The increase in other revenues of Ps. 3.1 billion (US$0.3 billion)
	•	The increase in taxes and duties of Ps. 68.5 billion (US$6.1 billion)
	•	The positive cumulative effect of Ps. 2 billion (US$0.2 billion) resulting from the adoption of the accounting standards of the Bulletin C9 “Liabilities, provisions, assets and contingent liabilities and commitments” issued by the Mexican Institute of Public Accountants

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Pemex	Investor Relations

EBITDA

EBITDA grew 53%	For 2003, EBITDA, was Ps. 317 billion (US$28.2 billion), representing an increase of 53% compared to Ps. 207 billion in 2002.

Depreciation and amortization expenses totaled Ps. 40.5 billion (US$3.6 billion) in 2003 as compared to Ps. 33.8 billion in 2002.

The EBITDA margin (EBITDA / total sales excluding IEPS) was 60% in 2003, compared to 53% in the prior year.

The net loss and the EBITDA reconciliation is shown in the following table:

Table 5

Total assets

Assets increased 9%	As of December 31, 2003, total assets increased 9% to Ps. 833.2 billion (US$74.2 billion) in comparison to the prior year:

	•	Current assets increased 33%, reflecting higher levels of cash and receivables
	•	Fixed assets increased 5%, reflecting new investments.

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Pemex	Investor Relations

Total liabilities

Liabilities increased 19%	Total liabilities increased 19% to Ps. 787.3 billion (US$70.1 billion) compared to 2002:

	•	Current liabilities increased 16%, as a result of a higher level of total short-term debt and other current liabilities related to increased sales
	•	Long-term liabilities increased 19%, to Ps. 650.4 billion (US$57.9 billion), due to a higher level of total long-term debt and an increase in the reserve for retirement payments, pensions and seniority premiums

Total debt is discussed in greater length below under “Financing Activities” section.

Reserve for retirement payments	The reserve for retirement payments, pensions and seniority premiums increased 8% to Ps. 285.8 billion (US$25.4 billion) from Ps. 265.2 billion in 2002.

The increase of Ps. 20.6 billion (US$1.8 billion) is integrated by:

	•	Ps. 22 billion (US$2.5 billion) caused by the annual increase of population, seniority, salaries, pensions and other post-retirement benefits
	•	Ps. 4.9 billion (US$0.6 billion) due to the decrease of one year of the probable benefit payment
	•	An offsetting effect of Ps. 6.3 billion (US$0.6 billion) from an increase in the funding of the pension plan assets

Equity

Equity reduction	As of December 31, 2003, Pemex's equity declined to Ps. 45.9 billion (US$4.1 billion), decreasing Ps. 58 billion (US$5.2 billion) with respect to December 31, 2002. This reduction is explained by:

	•	The 2003 net loss of Ps. 40.6 billion (US$3.6 billion)
	•	The payment of Ps. 10 billion (US$0.9 billion), corresponding to the minimum guaranteed dividends paid to the Mexican government in May 2003
	•	The elimination of the balance of the specific oil-field exploration and depletion reserve, which was Ps. 13.1 billion. From now on the accounting methodology for exploration and drilling costs will be in line with the United States Generally Accepted Accounting Principles (USGAAP)
	•	The positive effect of the net value of the restatement of equity, which is Ps. 5.6 billion (US$0.5 billion)

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Pemex	Investor Relations

Methodology for drilling expenses	Since 2004, Pemex will apply an accounting methodology for drilling expenses in order to make it comparable with international standards (successful efforts).

Financing activities

Capital expenditures

Higher capex	Pemex’s realized capital expenditures were US$10.7 billion, translated using an exchange rate of Ps. 11.236 per US dollar.

2004 allocation	For 2004, the capital expenditures budget was increased to US$12 billion and will be allocated as follows:

	•	Production 79.4%
	•	Exploration 13.3%
	•	Refining 3.9%
	•	Gas and basic petrochemicals 2.2%
	•	Petrochemicals 0.9%
	•	Other 0.3%

Approximately 92% of the budgeted capital expenditures for 2004, or US$11 billion, will be used to fund Pemex’s long-term productive infrastructure projects, or “Pidiregas” projects.

Financing needs

In 2003 Pemex raised US$10.9 billion	During 2003, Pemex raised US$10.9 billion to fund Pidiregas projects. Of the total amount raised, 13% was in Mexican pesos and the rest in other currencies. The sources of financing were as follows:

	•	US$4.5 billion in foreign capital markets
	•	US$0.6 billion in the Mexican capital market
	•	US$3.7 billion in bank loans, including syndicated loans aggregating US$2.3 billion in December
	•	US$2.1 billion through Export Credit Agencies (ECA’s)

2004 financing program	In 2004, Pemex’s financing program for Pidiregas projects contemplates raising between US$7 and US$8 billion to be allocated as follows:

	•	US$2 — US$2.5 billion in foreign capital markets
	•	US$2 — US$2.5 billion in the Mexican capital market
	•	US$1.8 billion in bank loans
	•	US$1.3 billion in ECA’s

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Pemex	Investor Relations

Total debt

Total debt of US$37.1 billion	As of December 31, 2003, total consolidated debt including accrued interest was Ps. 416.6 billion (US$37.1 billion). This figure represents an increase of 28%, or Ps. 91.2 billion (US$8.1 billion) compared to 2002. Total debt includes:

	•	Documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust in Delaware and a trust, recently created under Mexican laws and regulations, denominated F/163
	•	Notes payable to contractors
	•	Sale of future accounts receivable

Table 6

Short-term debt increased 12%	Total debt with a remaining maturity of less than twelve months was Ps. 59.4 billion (US$5.3 billion) as of December 31, 2003, including:

	•	Ps. 57.5 billion (US$5.1 billion) in documented debt
	•	Ps. 1.9 billion (US$0.2 billion) in notes payable to contractors

As of December 31, 2002, the corresponding amounts were Ps. 51.5 billion and Ps. 1.6 billion, respectively. The total amount was Ps. 53.1 billion.

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Long-term debt increased 31%	Total long-term debt as of December 31, 2003 was Ps. 357.2 billion (US$31.8 billion). This figure includes:

• Ps. 303.6 billion (US$27 billion) in documented debt
• Ps. 13.1 billion (US$1.2 billion) in notes payable to contractors
• Ps. 40.5 billion (US$3.6 billion) in sale of future accounts receivable

As of December 31, 2002 these figures were Ps. 198.6 billion, Ps. 28.5 billion and Ps. 45.2 billion, respectively. The total amount was Ps. 272.3 billion.

Financial ratios	The ratio of EBITDA to total interest cost was 13.5 as of December 2003 compared to 9.9 as of December 2002.

Total debt/EBITDA was 1.3 as of December 2003 and 1.6 as of December 2002.

Maturity profile	The following table shows the maturity profile of the total debt by currency:

Table 7

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Capital markets

Master Trust	During 2003, the Pemex Project Funding Master Trust made the following issuances under its US$11 billion Medium-Term Note Program:

	•	GBP 250 million of 7.50% Notes due 2013
	•	US$750 million of 6.125% Notes due 2008
	•	US$500 million of 8.625% Bonds due 2022
	•	US$750 million of 7.375% Notes due 2014
	•	GBP 150 million of 7.50% Notes due 2013

Additionally, the Pemex Project Funding Master Trust made the following issuances during the same period:

	•	EUR 750 million of 6.625% Guaranteed Notes due 2010
	•	EUR 500 million of 6.25% Guaranteed Notes due 2013
	•	US$500 million of Guaranteed Floating Rate Notes due 2009

F/163	In October, the Mexican trust F/163 established by Pemex, made its first placements under its Ps. 20 billion peso bond program through the Mexican Stock Exchange. The peso instruments, issued on October 24, are guaranteed by Pemex and included:

	•	Ps. 3,000 million of floating rate instruments due 2007
	•	Ps. 2,500 million of floating rate instruments due 2009
	•	Ps. 1,000 million of 8.38% instruments due 2010

These peso issuances were reopened in January 30, 2004 in the following amounts:

	•	Ps. 4,000 million of floating rate instruments due 2007
	•	Ps. 5,000 million of floating rate instruments due 2009
	•	Ps. 2,500 million of 8.38% instruments due 2010

Repcon Lux	In addition, in January 2004, RepCon Lux S.A., a newly formed Luxemburg financing vehicle, issued approximately US$1.37 billion of 4.5% guaranteed exchangeable bonds due 2011. These bonds are guaranteed by Pemex and are exchangeable for shares of Repsol YPF, S.A. or, at the option of the issuer, the cash equivalent thereof.

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Pemex	Investor Relations

Risk management
Crude oil	In December 2002 and January 2003, Pemex entered into short-term crude oil prices options to hedge against declines in crude oil prices. The amount hedged was around 20% of Pemex’s total production.

Natural gas	In October 2003, Pemex, together with Mexico’s Secretaries of Finance, Economy and Energy, announced a natural gas pricing program for Mexico’s industrial consumers and dealers. Under this program, industrial consumers and dealers entered with Pemex into, either:

• A three-year hedging agreement at US$4.50 per million of British Termal Unit (MMBtu); or
• A one year hedging agreement at US$4.425 per MMBtu if the market price is below US$6 per MMBtu. If the market price is above US$6 per MMBtu, the client will pay the market price minus US$1.58 per MMBtu (US$4.425 per MMBtu plus the difference between the market price and US$6 per MMBtu)

Additionally, Pemex has continued offering traditional hedging instruments to its clients.

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Annex

Table A1

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Table A2

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Table A3

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Table A4

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Table A5

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Total sales, net income (loss) and total assets by segment
Figures in million of Ps.

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary Companies and Corporate	Intersegment Eliminations	Total
Twelve months ending December 31, 2003							
Total sales	426,634	308,210	142,365	16,967	303,299	(572,047)	625,429
External clients	183,628	294,578	99,935	12,259	286,511	(251,481)	625,429
Intersegments	243,006	13,632	42,430	4,709	16,788	(320,565)	-
Net income (loss)	1,122	(36,219)	7,684	(14,619)	(33,851)	35,239	(40,644)
As of December 31, 2003							
Assets	606,524	205,687	84,898	32,929	838,515	(935,355)	833,198
Twelve months ending December 31, 2002							
Total sales	281,669	264,164	83,163	11,181	402,833	(561,572)	514,849
External clients	137,699	274,058	66,769	8,755	219,905	(192,338)	514,849
Intersegments	163,518	8,438	22,165	3,201	18,547	(215,869)	-
Net income (loss)	15,576	(35,648)	2,320	(12,221)	(32,392)	37,791	(24,574)
As of December 31, 2002							
Total assets	429,726	205,112	68,652	33,146	737,383	(706,299)	767,720

*Consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (MEXGAAP) issued by the Instituto Mexicano de Contadores Públicos. Financial statements are audited. Inflation recognition is done in accordance with MEXGAAP.

Note: Numbers may not total due to rounding.

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Pemex is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex Exploración y Producción, Pemex Refinación, Pemex Gas y Petroquímica Básica and Pemex Petroquímica. The principal subsidiary company is PMI, its international trading arm.

Amounts in US dollars are translated at the December 31, 2003 exchange rate of Ps. 11.236 per US dollar.

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking-statements. These are good faith statements based on current plans, estimates and projections and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties include crude oil price volatility; production, equipment, and transportation risks inherent in the oil industry; environmental regulations in Mexico; actions of the Mexican government with respect to our operations, budget, taxation, commercial activities, control of hydrocarbon reserves, or debt service payments; any limitations on exports resulting from agreements of the Mexican government; and economic, political, and foreign exchange risks affecting Mexico. These risks and uncertainties are more fully detailed in Pemex most recent Form 20-F filing with the U.S. Securities and Exchange Commission (www.sec.gov) and the Pemex Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (wwww.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, “File No. 0-99", available from us at www.pemex.com or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.

EBITDA is a non-GAAP measure, which is calculated as described above. It is presented because Pemex believes that it is a widely accepted financial indicator of its ability to service or incur debt. EBITDA should not be considered as an indicator of financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to similarly named measures of other companies.

The total debt calculation includes, in addition to documented debt, the items that are usually considered as debt by the financial markets.

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www.pemex.com

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petroleos Mexicanos
By: /s/ OCTAVIO ORNELAS ESQUINCA Octavio Ornelas Esquinca Managing Director of Finance and Treasury

 Date: May 24, 2004

FORWARD-LOOKING STATEMENTS

        This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.